Exhibit D(105)

AMENDMENT ONE

DATED JUNE 1, 2016 TO

INVESTMENT SUBADVISORY AGREEMENT

for MassMutual Select Mid-Cap Value Fund

WHEREAS, MML Investment Advisers, LLC (“MML Advisers”) and American Century Investment Management, Inc. (the “Subadviser”) entered into an Investment Subadvisory Agreement (the “Agreement”), effective as of September 9, 2015 relating to the MassMutual Select Mid-Cap Value Fund (the “Fund”); and

WHEREAS, Section 15 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties; and

WHEREAS, language regarding the definition of Aggregate Assets was inadvertently omitted from the Agreement; and

WHEREAS, the parties intended that Aggregate Assets include the assets of certain other funds or accounts of MML Advisers or its affiliates for which the Subadviser provides investment advisory services and which have substantially the same investment objectives, policies and investment strategies, including the MML Mid Cap Value Fund, for which the Subadviser provides investment advisory services pursuant to an Investment Subadvisory Agreement effective June 1, 2012;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 4 – Retroactive to September 9, 2015, Compensation of the Subadviser is replaced in its entirety with the following:

“The Subadviser will bear all expenses in connection with the performance of its services under this Subadvisory Agreement, which expenses shall not include brokerage fees or commissions in connection with the effectuation of securities transactions for the Portfolio. For the services provided and the expenses assumed pursuant to this Subadvisory Agreement, MML Advisers agrees to pay the Subadviser and the Subadviser agrees to accept as full compensation for the performance of all functions and duties on its part to be performed pursuant to the provisions hereof, a fee paid monthly, in arrears, at the following rate: [    ]

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

4.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MML INVESTMENT ADVISERS, LLC	AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

By: /s/ Brian Haendiges	By: /s/ Otis H. Cowan
Name: Brian Haendiges	Name: Otis H. Cowan
Title: Vice President	Title: Vice President

Acknowledged and Agreed:

MASSMUTUAL SELECT FUNDS on behalf of
MassMutual Select Mid-Cap Value Fund

By: /s/ Nicholas Palmerino
Name: Nicholas Palmerino
Title: CFO and Treasurer

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